UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
Estimated average burden
SCHEDULE 13D	hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Tier Technologies, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

88650Q100

(CUSIP Number)

Michael R. Murphy

Discovery Group I, LLC

191 North Wacker Drive

Suite 1685

Chicago, Illinois 60606

Telephone Number: (312) 265-9600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 3, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88650Q100

1.	Names of Reporting Persons. Discovery Equity Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 1,684,608

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 1,684,608

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,684,608

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 88650Q100

1.	Names of Reporting Persons. Discovery Group I, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 1,957,563

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 1,957,563

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,957,563

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 88650Q100

1.	Names of Reporting Persons. Daniel J. Donoghue

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 1,957,563

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 1,957,563

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,957,563

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 88650Q100

1.	Names of Reporting Persons. Michael R. Murphy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 1,957,563

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 1,957,563

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,957,563

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Tier Technologies, Inc., a Delaware corporation (the “Company”), which has its principal executive offices at 10780 Parkridge Boulevard, Suite 400, Reston Virginia 20191.  This Amendment No. 5 amends and supplements, as set forth below, the information contained in items 1, 3, 4, 5 and 6 of the Schedule 13D filed by the Reporting Persons with respect to the Company on May 12, 2008, as amended by Amendment No. 1 thereto filed by the Reporting Persons on August 20, 2008, Amendment No. 2 thereto filed by the Reporting Persons on September 9, 2008, Amendment No. 3 thereto filed by the Reporting Persons on October 20, 2008 and Amendment No. 4 thereto filed by the Reporting Persons on October 31, 2008 (as so amended, the “Schedule 13D”).  All capitalized terms used herein but not defined herein have the meanings set forth in the Schedule 13D.  Except as amended by this Amendment No. 5, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, true, complete and correct as of the date of this Amendment No. 5.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to read in its entirety as follows:

The total purchase price for the 1,957,563 shares of Common Stock beneficially owned by Discovery Group and Messrs. Donoghue and Murphy as of December 3, 2008 was approximately $16,243,807, and the total purchase price for the 1,684,608 shares of Common Stock beneficially owned by Discovery Equity Partners was approximately $13,989,804.  The source of such funds was the assets of Discovery Equity Partners and another private investment partnership (collectively, the “Partnerships”) over which Discovery Group exercises discretionary investment management authority, including proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Partnerships with a broker on customary terms and conditions.  No margin loans secured by the shares of Common Stock beneficially owned by the Reporting Persons remain outstanding on the date hereof. The Partnerships are the legal owner of all of the Common Stock beneficially owned by Discovery Group and Messrs. Donoghue and Murphy.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following as the sixth, seventh and eighth paragraphs thereof:

On December 3, 2008, Discovery Equity Partners sent to the Company a notice pursuant to the Company’s Amended and Restated Bylaws notifying the Company that Discovery Equity Partners proposes to nominate Daniel J. Donoghue and Michael R. Murphy for election to the Board of Directors of the Company at the Company’s 2009 Annual Meeting of Stockholders.  The notice provided to the Company information concerning Messrs. Donoghue and Murphy and certain other matters required by the Bylaws.

Together with the notice, Discovery Equity Partners sent a letter addressed to the Board of Directors of the Company (the “Board”) dated December 3, 2008 (the “Letter”) setting forth Discovery Equity Partners’ reasons for such nominations.  A copy of the Letter is included as Exhibit 1 to this Amendment No. 5 and is incorporated by reference herein, and the description of the Letter contained in this Amendment No. 5 is qualified in its entirety by reference to the full text of the Letter.  In the Letter, Discovery Equity Partners stated, among other things, that it believes that the Company's shares are trading at a significant discount to the Company's true value and that the discount is due to investors' lack of confidence in the current Board's ability to deliver value to shareholders.  Discovery Equity Partners further stated its view that the Board has overseen several years of operating losses, has fostered a culture with excessive corporate overhead, has not unlocked the value of the Company's primary Electronic Payment Processing business, has hoarded cash, and has entrenched itself to prevent a sale of the business, and that the Directors’ interests are not well aligned with shareholders as their collective ownership of Company stock is insignificant.  Discovery Equity Partners also stated in the Letter that it is not seeking control of the Board but that it is nominating its own experienced corporate finance professionals to the Board to provide the needed perspective of a large institutional investor and to work with other members of the Board to take proactive steps to initiate change.

Discovery Equity Partners also issued a press release dated December 4, 2008 regarding its intention to nominate Messrs. Donoghue and Murphy for election to the Board, a copy of which press release is included as Exhibit 2 to this Amendment No. 5.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

The information concerning percentages of ownership set forth below is based on 19,734,863 shares of Common Stock reported outstanding as of September 30, 2008 in the Company’s amendment to its Quarterly Report on Form 10-Q for the period ended June 30, 2007, filed with the Securities and Exchange Commission on November 3, 2008.

Discovery Equity Partners beneficially owns 1,684,608 shares of Common Stock as of December 3, 2008, which represents 8.5% of the outstanding Common Stock.

Discovery Group beneficially owns 1,957,563 shares of Common Stock as of December 3, 2008, which represents 9.9% of the outstanding Common Stock.

Mr. Donoghue beneficially owns 1,957,563 shares of Common Stock as of December 3, 2008, which represents 9.9% of the outstanding Common Stock.

Mr. Murphy beneficially owns 1,957,563 shares of Common Stock as of December 3, 2008, which represents 9.9% of the outstanding Common Stock.

Discovery Group is the sole general partner of Discovery Equity Partners and has sole discretionary investment authority with respect to the other Partnership’s investment in the Common Stock.  Messrs. Donoghue and Murphy are the sole managing members of Discovery Group.  As a consequence, Discovery Group and Messrs. Donoghue and Murphy may be deemed to share beneficial ownership of all of the shares of Common Stock owned by both of the Partnerships, while Discovery Equity Partners shares beneficial ownership with Discovery Group and Messrs. Donoghue and Murphy of only the shares of Common Stock owned by it.

The transactions in Common Stock effected by the Reporting Persons since the date of the most recent filing on Schedule 13D are set out in Exhibit 3 hereto.

No person other than the Partnerships is known to any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock reported herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to read in its entirety as follows:

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Company other than the governing documents of Discovery Group and the Partnerships, the Joint Filing Agreements of the Reporting Persons with respect to the Schedule 13D that were included as exhibits thereto, the Joint Filing Agreement of the Reporting Persons with respect to this Amendment No. 5 included as Exhibit 4 to this Amendment No. 5, and the Powers of Attorney granted by Messrs Donoghue and Murphy with respect to reports under Section 13 of the Securities Exchange Act of 1934, as amended, which Powers of Attorney are included as Exhibit 5 and Exhibit 6, respectively, to this Amendment No. 5.

Item 7.	Material to be Filed as Exhibits

Exhibit 1:              Letter dated December 3, 2008 of Discovery Equity Partners to the Board of Directors of the Company.

Exhibit 2               Press Release dated December 4, 2008 of Discovery Equity Partners.

Exhibit 3:              List of transactions by Reporting Persons in the Company’s Common Stock since the date of the most recent filing on Schedule 13D.

Exhibit 4:              Joint Filing Agreement dated as of December 4, 2008, by and among Discovery Equity Partners; Discovery Group; Daniel J. Donoghue; and Michael R. Murphy.

Exhibit 5:              Power of Attorney of Daniel J. Donoghue, dated as of April 28, 2008.

Exhibit 6:              Power of Attorney of Michael R. Murphy, dated as of April 28, 2008.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 4, 2008
Date

DISCOVERY GROUP I, LLC, for itself and as general partner of DISCOVERY EQUITY PARTNERS, L.P.

By: Michael R. Murphy*
Signature

Michael R. Murphy, Managing Member
Name/Title

Daniel J. Donoghue*
Signature

Daniel J. Donoghue
Name/Title

Michael R. Murphy*
Signature

Michael R. Murphy
Name/Title

*By: /s/ Mark Buckley
Mark Buckley Attorney-in-Fact for Daniel J. Donoghue Attorney-in-Fact for Michael R. Murphy

Exhibit Index

Exhibit 1:	Letter dated December 3, 2008 of Discovery Equity Partners to the Board of Directors of the Company.

Exhibit 2:	Press Release dated December 4, 2008 of Discovery Equity Partners.

Exhibit 3:	List of transactions by Reporting Persons in the Company’s Common Stock since the date of the most recent filing on Schedule 13D.

Exhibit 4:	Joint Filing Agreement dated as of December 4, 2008, by and among Discovery Equity Partners; Discovery Group; Daniel J. Donoghue; and Michael R. Murphy.

Exhibit 5:	Power of Attorney of Daniel J. Donoghue, dated as of April 28, 2008.

Exhibit 6:	Power of Attorney of Michael R. Murphy, dated as of April 28, 2008.